NEWS RELEASE

BIRCH MOUNTAIN CLARIFIES 2006 SALES

CALGARY, November 16, 2006 - Birch Mountain Resources Ltd. ("Birch Mountain" or "the Company") (BMD:TSXV and AMEX) seeks to clarify sales results reported in its news release of November 13, 2006. "Our third quarter financials reported total revenues and orders on hand, but did not provide sales tonnages," explained Doug Rowe, President and CEO, "and we understand this may have led to some confusion. This is our first full quarter with revenues and I am pleased with the sales and orders we have achieved in our transition to an early-stage operating company."

2006 AGGREGATE ORDERS & SALES

In the third quarter of 2006, Birch Mountain recorded revenues of $795,812 from sales of 276,635 tonnes of aggregate for an average unit price of $2.88 per tonne. The majority of aggregate sold in Q3 was sub-base aggregate sold as pit-run (uncrushed and unprocessed rock) that would otherwise have been hauled to a sub-base stockpile at a cost to Birch Mountain. Current price quotations for sub-base from the Muskeg Valley Quarry ("MVQ") exceed $4.00 per tonne.

At the end of Q3, Birch Mountain's aggregates order book totalled over 600,000 tonnes. Orders-in-hand include higher priced construction and base aggregates, as well as concrete rock, with a tonnage-weighted average price of approximately $9.50 per tonne. Actual and estimated quarterly aggregate orders and sales to the end of Q3 and Q4 2006 are reported in the table below. Birch Mountain's definitions for the terms "orders" and "sales" are included in the section entitled "Aggregate Business Process", below.

2006 Aggregate Orders & Sales	Orders	Sales	Sales & Orders
	(tonnes)	(tonnes)	(tonnes)
Q2 sales		11,710[1]
Q3 sales		276,635[1]
End Q3	619,530[2]	288,345	907,875
Q4 estimated sales	(270,000)[3]	270,000[3]
Q4 estimated new orders	400,000
2006 Estimated Total for MVQ	749,530	558,345	1,307,875
Off-quarry limestone taken		1,244,700[4]	1,244,700[4]
2006 Estimated Total Limestone	749,530	1,803,045	2,552,575

Notes:

1.    Sales to the end of Q3 were predominantly lower priced sub-base aggregates.

2.    Orders on-hand at the end of Q3 were mainly for higher priced construction and base aggregates and some concrete rock, with a tonnage-weighted average sales price of approximately $9.50 per tonne.

3.    An estimated 270,000 tonnes of orders is to be shipped and recorded as sales. This figure has been reduced from 470,000 tonnes due to a deferral of 200,000 tonnes to Q1 2007 because of heavy snow at a customer's site.

4.    See Off-Quarry Limestone Taken, below.

OFF-QUARRY LIMESTONE TAKEN

In early summer 2006, Birch Mountain discovered that an oil sands producer had excavated 1.24 million tonnes of limestone from leases owned by Birch Mountain. Having mined the overlying oil sands, the limestone was uncovered by the oil sands producer at the bottom of their mine. The oil sands producer drilled, blasted and excavated the limestone from Birch Mountain's lease and used the material as sub-base for mine haul road construction. When this unauthorized excavation and use of limestone was discovered by Birch Mountain, it was immediately brought to the attention of the oil sands producer who ceased further removal of the Birch Mountain limestone and entered into negotiations to set terms for past and future limestone purchases.

The oil sands producer and Birch Mountain are in agreement on Birch Mountain's ownership of the limestone and the tonnage of limestone excavated and used. Both parties see the value of a long-term agreement that would allow the oil sands producer to excavate and use Birch Mountain's limestone for approved uses when the limestone is exposed by oil sands mining operations. However, negotiations on the price for the limestone failed and a statement of claim against the oil sands producer has been filed, the legal process used in Canada to launch a lawsuit.

Birch Mountain has invoiced the oil sands producer for the limestone taken; however, the Birch Mountain price for the limestone has not been accepted. The off-quarry limestone taken was included in the 2006 sales target of "approximately 2.5 million tonnes" described in the news release of August 28, 2006 because, at the time, Birch Mountain anticipated a timely agreement on price.

AGGREGATE BUSINESS PROCESS

The following discussion is intended to be an overview of the Fort McMurray aggregate business and the three stages of achieving aggregate sales and revenues: quotations, orders and sales.

Quotations

The aggregate business operates on the basis of short term, fixed price purchase orders, either directly between aggregate suppliers and the oil sands companies or indirectly through their contractors and sub-contractors. Engineering design firms typically generate specifications for the quantity and quality of aggregates needed and these specifications are incorporated into a request for proposals ("RFP") prepared by the customer. The RFPs are transmitted to a select list of pre-qualified suppliers such as Birch Mountain, who in turn prepare and submit quotations detailing their price to supply aggregates meeting the customer's specifications. The RFP/quotation process is highly competitive and details are confidential.

Birch Mountain has made good progress in penetrating the market and becoming a pre-qualified supplier to major oil sands aggregate users. "Our customers are beginning to realize the value of using our limestone aggregates and are asking us to quote on future orders," says Russ Gerrish, Vice President of Operations.

Orders

Birch Mountain records the quantity of aggregate (tonnage) specified in a quotation as an order upon receiving confirmation that the quotation has been accepted. Orders are a mutual agreement to supply and take delivery of a specified tonnage of aggregate at an agreed price and delivery schedule. Birch Mountain's order book consists of all orders-in-hand.

Sales

Orders are recorded as sales when the aggregate is shipped to the customer. It is the customer who decides when they will take delivery of the aggregate. For many reasons, including seasonal differences in construction activities, project scheduling changes and weather conditions, the customer may not take delivery of aggregate as planned. In this case, the order is deferred and no sale is recorded.

Birch Mountain currently has inventory stockpiles comprising 440,000 tonnes of crushed construction and base aggregates, 425,000 tonnes of blasted Unit 4 ready for crushing to produce concrete rock and/or reagent limestone and 64,000 tonnes of Unit 3A ready for crushing to produce concrete rock or construction aggregate. In addition, Birch Mountain is installing a high capacity crushing spread to optimize its ability to rapidly deliver large volumes of aggregates in response to changeable market conditions.

There are a number of important implications arising from Birch Mountain's method of recording sales. Because delivery is typically under the control of the customer, it is difficult for Birch Mountain to predict when an order will become a sale. As a result, Birch Mountain's sales are cyclical and seasonal, and will vary from quarter to quarter. For these reasons, the Company will not be providing quarterly guidance and will rely on actual orders and sales to track performance. In the future, Birch Mountain intends to provide periodic updates of its orders and sales.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO, or	Equity Communications, LLC
Derrick Kershaw, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel: 908.688.9111 Fax: 908.686.9111
Tel: 403.262.1838 Fax: 403.263.9888

For further information, please visit the Company's website at www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.